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                            December 2, 2022

       Tridivesh Kidambi
       Chief Financial Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 8-K dated May
12, 2022
                                                            Response dated
September 23, 2022
                                                            File No. 001-39331

       Dear Tridivesh Kidambi:

              We have reviewed your September 23, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Correspondence dated September 23, 2022

       General

   1. We have reviewed your response to prior comment 3. We continue to believe that the adjustment to add back
"One-time Ad Credit Impact" to arrive at Adjusted Gross Profit is inconsistent with the
guidance in Question 100.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures, as issuing ad credits appears to be part of your ordinary course
of business. Please revise your presentation accordingly.

              You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
 Tridivesh Kidambi
System1, Inc.
December 2, 2022
Page 2

comments on the financial statements and related matters.



FirstName LastNameTridivesh Kidambi                         Sincerely,
Comapany NameSystem1, Inc.
                                                            Division of
Corporation Finance
December 2, 2022 Page 2                                     Office of
Technology
FirstName LastName